

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Xianlong Wu
Chief Executive Officer
Bit Brother Ltd
15/F, Block A, Kineer Business Centre
53 Binjiang Road, Yuelu District
Changsha , Hunan Province, China 410023

Re: Bit Brother Ltd
Form 20-F for the Year Ended June 30, 2023
File No. 001-35755

Dear Xianlong Wu:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F for the Year Ended June 30, 2023

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

1. We note that during your fiscal year ended June 30, 2023 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at 202-551-6756 or Christopher Dunham at 202-551-3783 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Joan Wu